Exhibit 99.1

Can-Fite Reports on Progress with its Namodenoson NASH Program

●	Top NASH U.S. Key Opinion Leaders advise on the design of a Phase IIb protocol

●	Manufacturing of Namodenoson for the Phase IIb study is completed

●	NASH patents are now issued in U.S. & Europe

PETACH TIKVA, Israel, December 14, 2020 — Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced the following progress with its Namodenoson drug candidate for non-alcoholic steatohepatitis (NASH) treatment:

1.	The Company is currently engaged in the design of a Phase IIb study for Namodenoson in the treatment of NASH. The protocol is being developed in conjunction with leading Key Opinion Leaders (KOLs) in NASH and liver diseases including Dr. Scott Friedman, Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York, and Dr. Stephen A. Harrison, Medical Director of Pinnacle Clinical Research, both of whom were involved in the design of Namodenoson’s successfully completed Phase II study in NAFLD/NASH which achieved its efficacy endpoints.

2.	Drug supply - Manufacturing of Namodenoson for the upcoming clinical study has been completed.

3.	NASH patents were issued by the U.S. & European patent offices. Can-Fite’s NASH clinical program is now protected by claims covering the use of the A3 adenosine receptor (A3AR), the target of Can-Fite’s platform technology, in reducing ectopic fat accumulation particularly in fatty liver as manifested in nonalcoholic fatty liver disease (NAFLD) and NASH.

Namodenoson for the treatment of NASH is licensed for distribution in Korea and China in deals that include upfront and milestone payments.

“We accumulated very important and encouraging data from our well-designed former Phase II study which successfully met its endpoints with 60 patients and determined the optimal dosage. The Phase IIb NASH protocol will dose patients with 25 mg Namodenoson and will measure several safety and efficacy endpoints including liver biopsy,” stated Can-Fite CEO Dr. Pnina Fishman.

NASH is a clear and urgent unmet medical need, as there is currently no U.S. FDA approved treatment for the disease. NAFLD is characterized by excess fat accumulation in the liver. According to a study published in Hepatology, an estimated 17%-33% of the population in the U.S. has NAFLD, while the NIH estimates the incidence of NASH in the U.S. at 2-5% of the population. Incidence is increasing based on rising obesity rates. If untreated, NASH can lead to cirrhosis and liver cancer. By 2025, the addressable pharmaceutical market for NASH is estimated to reach $35-40 billion.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, inflammatory disease and COVID-19. The Company's lead drug candidate, Piclidenoson, is currently in a Phase III trial for psoriasis and a Phase II study in the treatment of moderate COVID-19. Can-Fite's liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and successfully achieved its primary endpoint in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114